June 10, 2014

STRICTLY CONFIDENTIAL

Mr. Donald Bubar
Chief Executive Officer
Avalon Rare Metals Inc.
130 West Adelaide Street, Suite 1901
Toronto, ON M5H 3P5
Canada

Dear Donald:

     Reference is made to the engagement letter (the “Engagement Letter”), dated May 21, 2014, by and between Avalon Rare Metals Inc. (the “Company”) and H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which HC Wainwright shall serve as the exclusive placement agent for the Company on a reasonable best efforts basis, in connection with the Offering during the Term.

     The Company and Wainwright hereby agree to amend the Engagement Letter in order to modify Sections A.1, A.2 and A.3 of the Engagement Letter in order to delete the cash fee payable to Wainwright upon the exercise of any warrants, options or oversubscriptions in the offering, to amend the calculation of the exercise price of the warrants to be issued to Wainwright, and to reduce the non-accountable expense allowance that Wainwright shall receive in connection with the Offering to $25,000. As such, Section A.1 is amended and restated in its entirety as follows:

     “Cash Fee. The Company shall pay to Wainwright a cash fee, or as to an underwritten Offering an underwriter discount, equal to 6% of the aggregate gross proceeds raised in the Offering.”

     As such, Section A.2 is amended and restated in its entirety as follows:

     “Warrant Coverage. The Company shall issue to Wainwright or its designees authorized to receive warrants under FINRA Rule 5110 at Closing, warrants (the “Wainwright Warrants”) to purchase that number of shares of common stock of the Company equal to 6% of the aggregate number of shares of Common Stock placed in the Offering (including such shares of Common Stock underlying any “greenshoe”, “additional investment” or “short-term warrant” option component). If the Offering does not include any Common Stock, then the Wainwright Warrants shall be equal to 6% of the gross proceeds raised in such Offering divided by the then market price of the Common Stock. The Wainwright Warrants shall have the same terms as the warrants issued to investors in the applicable Offering, except they will have a term of 3 years and have a strike price of 110% of the then market price of the Common Stock. If no warrants are issued to investors in the Offering, the Wainwright Warrants shall be in a customary form reasonably acceptable to Wainwright and the Company, have a term of 3 years and an exercise price equal to 110% of the then market price of the Common Stock.”

      As such, Section A.3 is amended and restated in its entirety as follows:

     “Expense Allowance. Out of the gross proceeds of the Offering, the Company also agrees to pay Wainwright a non-accountable expense allowance of $25,000 (provided, however, that such reimbursement amount in no way limits or impairs the indemnification and contribution provisions of this Agreement).”

430 Park Avenue | New York, New York 10022 | 212.356.0500 | www.hcwco.com
Member: FINRA/SIPC

     Except as expressly set forth above, all of the terms and conditions of the Engagement Letter shall continue in full force and effect after the execution of this agreement and shall not be in any way changed, modified or superseded by the terms set forth herein. Defined terms used herein but not defined herein shall have the meanings given to such terms in the Engagement Letter.

     This agreement may be executed in two or more counterparts and by facsimile or “.pdf” signature or otherwise, and each of such counterparts shall be deemed an original and all of such counterparts together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, this agreement is executed as of the date first set forth above.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By: /s/ Craig Schwabe
Name: Craig Schwabe
Title: Managing Director

Accepted and Agreed:

AVALON RARE METALS INC.

By: /s/ R. James Andersen
Name: R. James Andersen
Title: CFO and Vice President, Finance

[Signature Page to AVL Engagement Letter Amendment]